

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 26, 2011

Via E-Mail

Morton A. Pierce, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019

> **Re: Pharmerica Corporation**
> **Schedule TO-T/A filed September 23, 2011 by Omnicare, Inc. and**
> **Philadelphia Acquisition Sub, Inc.**
> **SEC File No. 005-83078**

Dear Mr. Pierce:

We have limited our review of the filing to those issues we have addressed in our comments.

Offer to Purchase

Certain Information Concerning Pharmerica, page 17

1. We reissue prior comment 5. Note that if you incorporated into your offer document any disclosure made previously by Pharmerica, then that disclosure has become your disclosure and you may not disclaim responsibility for your own disclosure.

Conditions to the Offer, page 33

2. We reissue prior comment 8. It is our position that if an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. If the condition triggered is one which is continuing during the offer period, you may assert it at any time during the offer period until such condition is no longer continuing and you should inform security holders how you intend to proceed promptly after such time.

3. We reissue prior comment 9, which sought your supplemental confirmation without the qualifications you included in your response.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions